Mail Stop 3561

December 16, 2008

Via U.S. Mail and facsimile to (845) 503-2347

Burton Katz
Chief Executive Officer
New Motion, Inc. dba Atrinsic
469 7th Avenue, 10th Floor
New York, NY 10018

> **Re:** **New Motion, Inc. (dba Atrinsic)**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Amendment No. 1 to Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 29, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30,**
> **2008**
> **Filed November 14, 2008**
> **Form 8-K filed July 7, 2008**
> **File No. 001-12555**

Dear Mr. Katz:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis, page 17

Pro Forma Financial Data, page 30

1. We note from prior filings that Traffix's fiscal year ended is November 30. Please clarify in your disclosures how the unaudited results of Traffix at December 31, 2007 are prepared given its November 30, 2007 year end and advise us.

2. Please tell us and disclose how you fair value the intangible assets with the assumptions and the valuation methodologies used.

Note 2 – Summary of Significant Accounting Policies, page F-9

Accounts Receivable, page F-11

3. We note your disclosure that a portion of accounts receivable are assigned under a factoring agreement. Please advise us how you account for the factoring of the receivables in the financial statements. Specifically, tell us and disclose whether you accounted for the factoring as a sale or a financing transaction. Also tell us and disclose the terms of the agreement including any advances made out to you, and how you reported the transaction in the balance sheets and the cash flow statements. Reference is made to paragraphs 9-12 and 15 of SFAS 140.

Note 8 – Stockholders' Equity, page F-18

4. We note you entered into a registration rights agreement for which you subsequently withdrew your registration on October 16, 2008. Please explain whether you are liable under a liquidated damages clause. Reference is made to FSP EITF 00-19-2.

Form 10-Q For the Quarterly Period Ended September 30, 2008

Financial Statements and Notes

5. In light of the significant amount of goodwill as of September 30, 2008 and its significant increase from December 30, 2007, please provide disclosure of the significant additions and deletions in a footnote to the financial statements and advise us. Reference is made to paragraph 45c of SFAS 142.

6. With a view towards disclosure, please provide a footnote to the financial statements with respect to the significant increase in intangible assets, their corresponding useful lives and amortization methods and advise us.

7. Please provide a comprehensive revenue recognition policy in a footnote to the financial statements. Your policy should describe all of the revenue streams and their earning processes within the Network and Entertainment divisions including those derived from the recent Traffix and Ringtone.com acquisitions. In addition, advise us and disclose how you recognize these revenues in the financial statements. Show us in your response what your proposed disclosures will look like.

Note 2 – Marketable Securities, page 6

8. We note your investments in certain auction rate securities. As such, in MD&A, please explain to readers how the lack of liquidity impacted the valuation technique you used including the discussion of topics such as how you factored the illiquidity into your fair value determination, and how the assumptions will vary from prior periods. Refer to paragraph 10 of FSP FAS 157-3 and Commission's Sample Letter Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157. The letter can be located using the link http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm.

9. Tell us and disclose if you plan to hold these illiquid assets in the long term in MD&A. Also disclose any settlement arrangements discussed or reached with your broker-dealer and disclose the impact of the settlements on the financial statements in MD&A.

Note 3 – Business Combinations, page 7

10. In light of your disclosure of possible goodwill and intangible assets' impairment in the future, please provide a discussion in MD&A of the current factors behind the basis of your conclusion that the impairment of those assets is possible in the future. Your discussion should provide insights into how those factors will

trigger interim impairment tests and how they will affect the significant assumptions behind your impairment evaluation of those assets. Refer to Item 303 of Regulation S-K.

11. In light of the Traffix and Ringtone.com acquisitions in 2008 and your disclosure of two divisions, "Network" and "Entertainment services" on page 12, it appears that you have more than one reportable segment. Please identify for us your current operating and reportable segments. If you relied on the aggregation guidance within paragraph 17 of SFAS 131 in aggregating your operating segments, explain to us in detail how you applied the standard in your aggregation. We may have further comments.

12. If you determine that you have more than one reportable segment, please provide all of the disclosures in a footnote to the financial statements with respect to segment financial information as required by SFAS 131.

Note 5 – Significant Economic Dependence, page 8

13. We note your significant economic dependence on a relatively limited number of customers. Please explain and to the extent material revise your Management's Discussion and Analysis to include a discussion as to whether a significant portion of your accounts receivable balance is attributable to as limited number of customers and if so the average days sales outstanding. Additionally, in light of the recent market conditions, please disclose whether the increase in the allowance for doubtful accounts is attributable to the creditworthiness of these customers.

Item 4. Disclosure Controls and Procedures, page 19

14. We note you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified. Your disclosure includes a partial definition of disclosure controls and procedures. Please note that you are not required to include any of the definition of disclosure controls and procedures, but if you choose to include the definition, you must include the entire definition which can be found in Exchange Act Rule 13a-15(e). In future filings, please revise your disclosure to either exclude all of the definition of disclosure controls and procedures, or include all of the definition. In this regard, with respect to your current disclosure, please clarify, if true, that your officers concluded that

your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Form 8-K filed July 7, 2008

15. We note your recent acquisition of Ringtone.com on June 30, 2008. Please file the related pro forma financial information in a Form 8-K/A reflecting the effects of the transaction as soon as possible or explain to us why you are not required to do so. The pro forma income statement should cover the most recent fiscal year and any subsequent interim periods while the pro forma balance sheet should cover the most recent balance sheet date. Reference is made to Rule 8-05 Regulation S-X.

Amendment No. 1 to Annual Report on Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 10. Executive Compensation, page 5

Narrative Disclosure to Summary Compensation Table, page 7

16. Please include in your narrative disclosure to the summary compensation table and grant of plan-based awards table, an explanation of the amount of salary and bonus in proportion to total compensation and explain the differences in compensation structure. See Item 402(e) of Regulation S-K.

Annual Base Salary, page 8

17. You indicate that you "strive to provide [your] senior executives with a level of assured cash compensation in the form of annual base salary that is competitive with companies in the digital entertainment and entertainment content business and similar enterprises and companies that are comparable in size and performance." Clarify the external competitive data used in making your compensation decisions. Indicate whether you benchmark compensation. If you benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters.

Annual Cash Bonuses, page 9

18. You have not provided a qualitative or quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual cash bonuses and long-term equity incentive awards. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director